CUSIP No. 46122E105	Page 1 of 4 Pages

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

___________

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 2)*

inVentiv Health, Inc.
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

46122E105
(CUSIP Number)

December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 46122E105	Page 2 of 4 Pages

1.		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON CORUSANT CAPITAL LLC * EIN: 26-3687557
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 45,700 shares
	6.	SHARED VOTING POWER -0-
	7.	SOLE DISPOSITIVE POWER 45,700 shares
	8.	SHARED DISPOSITIVE POWER -0-
9.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 45,700 shares
10.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12.		TYPE OF REPORTING PERSON OO

* Corusant Capital LLC is controlled by Carl Berg and acts as investment advisor to Carl Berg, Rachel Berg and certain of their estate planning vehicles. The shares of Common Stock reported herein as being held by the Reporting Person are held by such estate planning vehicles.

CUSIP No. 46122E105	Page 3 of 4 Pages

Amendment No. 2 to Schedule 13G (Final Amendment)

Reference is hereby made to the statement on Schedule 13G filed with the Securities and

Exchange Commission on November 14, 2008 and Amendment No. 1 thereto filed on

February 13, 2009 (as so amended, the "Schedule 13G"). Terms defined in the Schedule 13 used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4 -	Ownership:

See Items 5 through 11 of the cover page of this Schedule 13G, which is incorporated herein by reference.

Item 5 -	Ownership Of Five Percent Or Less Of A Class:

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owners of more than five percent of the Common Stock, check the following: ☒

Item 10 -	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 46122E105	Page 4 of 4 Pages

Signature:

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

CORUSANT CAPITAL LLC
By:	/s/ Carl Berg
Member

February 5, 2010